FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 29, 2016, announcing Gilat Partners with Austria’s Diamond Aircraft to Deliver Airborne Broadband Connectivity via Satellite

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated March 29, 2016	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Gilat Partners with Austria’s Diamond Aircraft to
Deliver Airborne Broadband Connectivity via Satellite

Diamond integrates Gilat’s BlackRay 71 (BR71) terminal in its DA42 MPP
GUARDIAN aircraft to enable satellite-based homeland security
Intelligence, Surveillance and Reconnaissance (ISR) operations

Petah Tikva, Israel, March 29, 2016 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today it has partnered with Diamond Aircraft of Austria to deliver airborne broadband connectivity via satellite. Diamond designed a special enclosure for Gilat’s BR71 terminal behind the cockpit of Diamond’s DA42 MPP GUARDIAN aircraft. The long-range, twin-engine aircraft was designed for homeland security ISR missions.

First orders for the Gilat-Diamond Satcom-On-The-Move (SOTM) airborne solution have already been received by government agencies in Latin America and central Asia for homeland security ISR applications.

“In Diamond Aircraft, we found a dynamic partner who matched our innovative spirit and pursuit of technological excellence,” commented Moshe (Chico) Tamir, Corporate VP and Head of Gilat’s Strategic Initiatives Division. “I have no doubt that together we will deliver the best airborne mobility solution on the market.”

“Partnering with Gilat is a win-win scenario for both companies,” said Christian Dries, CEO of Diamond Aircraft. “We give Gilat wings and Gilat gives us a complete Beyond-Line-Of-Sight satcom package – and a real competitive edge over other aircraft manufacturers.”

About Gilat’s BR71
Gilat’s BR71 is an ultra-compact terminal for continuous broadband communications designed for ISR operations associated with homeland security. Its extremely small size and weight make it ideal for use in light aircraft and UAVs. The BR71 is a complete integrated SOTM terminal, including Gilat’s RaySat SR71 antenna, Wavestream BUC and MLT1000A modem.

 About Diamond’s DA42 MPP Guardian
Based on the award-winning DA42 NG, the DA42 MPP (Multi-Purpose Platform) GUARDIAN is the ultimate special mission aircraft with an endurance of up to 12 hours while burning only 6.4 US gallons (24.2 liters) per hour. With a DA42 GUARDIAN, you have a proven and fully certified remote sensing system at your disposal. Powerful and cost-efficient, it delivers accurate results with hawk-eyed precision for ISR (Intelligence, Surveillance and Reconnaissance) missions.

About Diamond Aircraft
Diamond Aircraft, based in Austria, produces a full range of high quality certified all composite aircraft including the 5-7 seat twin engine DA62, the 4 seat twin engine DA42, the 4 seat single engine DA40, and the 2 seat single engine DA20, as well as type-specific flight training simulators and the DA42 MPP (Multi Purpose Platform), a remote sensing turnkey solution. The company uses proprietary lead-free jet fuel piston engines, made by Austro Engine, for the DA40, DA42 and DA62. Diamond applies modern technologies to achieve high fuel efficiency, low noise, excellent performance and safety. Diamond planes are flown by private pilots, professional flight training operators and institutions, governmental organizations, and remote sensing companies worldwide. For more information please visit: www.diamond-air.at

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com